FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel +508 358-0188
Mobile +857 241-7127

ANNUAL REPORT OF GOLD FIELDS LIMITED FOR FINANCIAL YEAR TO 30 JUNE 2008

Johannesburg, 29 September 2008 - Gold Fields Limited today issued and mailed its Annual Report for the financial year to 30 June 2008 to shareholders and other interested parties.

The report incorporates all aspects of the group's business, including reviews of both the South African and international operations, exploration and development projects as well as detailed financial information.

To allow stakeholders to fully assess performance, Gold Fields has integrated sustainable development as a key performance indicator, incorporating business, social and environmental issues in a comprehensive triple bottom line report.

The Annual Report for F2008, as well as a comprehensive Mineral Reserves and Resources supplement, is available in electronic format on the Gold Fields website at www.goldfields.co.za.

ends

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3.64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), Dubai International Financial Exchange (DIFX), Euronext in Brussels (NYX) and SWX Swiss Exchange (SWX).

Directors: A J Wright (Chairman), N J Holland† (Chief Executive Officer), K Ansah#, T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus, D N Murray, D M J Ncube, R L Pennant-Rea†, C I von Christierson, G M Wilson
†British, #Ghanaian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 29 September 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs